

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2018

Daniel E. Smith
Senior Vice President, General Counsel and Corporate Secretary
1140 North Williamson Boulevard, Suite 140
Daytona Beach, Florida 32114

> **Re: Consolidated-Tomoka Land Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 26, 2018**
> **File No. 001-11350**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Background of the Solicitation, page 7

1. Disclosure on page 12 indicates that on December 1, 2017, Ms. Franklin delivered a letter to Mr. Winters and the board of directors of the Wintergreen Fund, stating that the Board believed the 2018 Wintergreen Proposal and the 2018 Wintergreen Nominations were a calculated effort for the Wintergreen Fund to address its own apparent problems, and were not in the best interests of all of the Company's shareholders. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for this particular statement.

Compensation Discussion and Analysis, page 26

2. Disclosure on page 69 indicates that Steven R. Greathouse is a named executive officer. Please include Mr. Greathouse in your executive compensation and other relevant disclosure or tell us why Mr. Greathouse should not be included in such disclosure. See Item 402(a)(3) of Regulation S-K.

Executive Compensation Elements, page 31

3. Disclosure on page 33 indicates that one of the metrics selected for 2017 under the Annual Incentive Plan was based on Total Net Operating Income, a non-GAAP measure. Please clarify how this non-GAAP measure is calculated from the audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Proposal 4: Approval of an Amendment to the Company's Amended and Restated…, page 55

4. Please provide us with the supplemental information contemplated by Instruction 5 to Item 10 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Kai H.E. Liekefett, Esq.
       Sidley Austin LLP